SECURI 05039050 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 1 2005 WASH. D.C. SEC

SEC FILE NUMBER
8-52776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.S. Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, 4th Floor
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2 South Biscayne Blvd. Suite 2800, Miami, Florida 33131
(Address) (City) (State) (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/8/05

OATH OR AFFIRMATION

I, Nuno M. Poppe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.S. Financial Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JEANNE L. FRIEND
MY COMMISSION # DD 280043
EXPIRES: May 9, 2008
Bonded Thru Notary Public Underwriters

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietor's Capital~~
- ☒ (f) Statement of Changes in ~~Liabilities Subordinated to Claims of Creditors~~ subordinated debt.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Table of Contents

KPMG

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report

The Stockholder and Board of Directors
E.S. Financial Services, Inc.:

We have audited the accompanying statements of financial condition of E.S. Financial Services, Inc. (the Company) (a wholly owned subsidiary of Espirito Santo Bank), as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholder's equity, changes in subordinated debt, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.S. Financial Services, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements. In our opinion such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 11, 2005

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Financial Condition

December 31, 2004 and 2003

Assets		**2004**	**2003**
Cash and cash equivalents	$	2,688,982	643,853
Cash segregated under federal regulations		87,576	141,860
Due from broker – failed to deliver		—	668,545
Securities owned, at fair value		3,730,412	3,947,541
Property and equipment, net		339,186	91,817
Deferred tax asset		—	19,331
Other assets		47,003	86,882
Total assets	$	6,893,159	5,599,829
Liabilities and Stockholder's Equity			
Income tax payable to parent	$	649,916	436,143
Due to broker – failed to receive		164,346	208,384
Payable to customers		850	140,187
Accrued expenses and other liabilities		179,199	107,941
Deferred tax liability		31,524	—
Total liabilities		1,025,835	892,655
Commitments (note 7)			
Subordinated debt agreements		2,000,000	2,000,000
Stockholder's equity:			
Common stock, $1.00 par value. Authorized 10,000 shares; issued and outstanding 10,000 shares		10,000	10,000
Additional paid-in capital		1,990,000	1,990,000
Retained earnings		1,867,324	707,174
Total stockholder's equity		3,867,324	2,707,174
Total liabilities and stockholder's equity	$	6,893,159	5,599,829

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Operations

Years ended December 31, 2004 and 2003

		2004	2003
Revenue:			
Principal transactions	$	2,347,600	1,996,732
Commissions		1,153,476	1,099,930
Interest income		58,811	36,568
Other income		26,948	13,972
Total revenue		3,586,835	3,147,202
Expenses:			
Employee compensation and benefits		924,740	663,882
Occupancy and equipment		357,487	346,264
Communications		80,242	62,651
Interest		27,222	27,819
Commissions and clearing charges		131,042	120,303
Loss (gain) on disposal of property and equipment		2,253	(2,048)
Other		202,928	162,640
Total expenses		1,725,914	1,381,511
Income before income tax		1,860,921	1,765,691
Income tax expense		700,771	666,539
Net income	$	1,160,150	1,099,152

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2004 and 2003

	Common Stock			Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder's equity
	Shares		Amount			
Balance, December 31, 2002	10,000	$	10,000	1,990,000	(391,978)	1,608,022
Net income	—		—	—	1,099,152	1,099,152
Balance, December 31, 2003	10,000		10,000	1,990,000	707,174	2,707,174
Net income	—		—	—	1,160,150	1,160,150
Balance, December 31, 2004	10,000	$	10,000	1,990,000	1,867,324	3,867,324

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Changes in Subordinated Debt

Years ended December 31, 2004 and 2003

		2004	2003
Subordinated debt agreements, beginning of year	$	2,000,000	2,000,000
Activity during the year		—	—
Subordinated debt agreements, end of year	$	2,000,000	2,000,000

See accompanying notes to financial statements.

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Statements of Cash Flows

Years ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net income	$	1,160,150	1,099,152
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred tax provision		50,855	7,421
Depreciation and amortization		43,566	74,591
Loss (gain) on disposal of property and equipment		2,253	(2,048)
Change in operating assets and liabilities:			
Cash segregated under federal regulations		54,284	(141,860)
Due from broker – failed to deliver		668,545	(668,545)
Securities owned, net		217,129	(997,061)
Income tax receivable from parent		—	222,975
Other assets		39,879	256,742
Income tax payable to parent		213,773	436,143
Due to broker – failed to receive		(44,038)	208,384
Payable to customers		(139,337)	105,714
Accrued expenses and other liabilities		71,258	57,935
Net cash provided by operating activities		2,338,317	659,543
Cash flows from investing activities:			
Purchases of property and equipment		(293,188)	(3,360)
Proceeds from sale of property and equipment		—	30,000
Net cash (used in) provided by investing activities		(293,188)	26,640
Cash flows from financing activities:			
Overdraft		—	(42,330)
Net cash used in financing activities		—	(42,330)
Net increase in cash and cash equivalents		2,045,129	643,853
Cash and cash equivalents, beginning of year		643,853	—
Cash and cash equivalents, end of year	$	2,688,982	643,853
Supplemental disclosure of cash flow information:			
Interest paid	$	27,222	27,819

See accompanying notes to financial statements.

(1) Organization

E.S. Financial Services, Inc. (the Company) is a wholly owned subsidiary of Espirito Santo Bank (the Bank). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc.

In July 2000, the Bank organized the Company, with the purpose of performing broker-dealer services for its customers. The Company obtained approval of its application and initiated operations during April 2001.

The Company provides its customers with transaction services. Revenue derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

(2) Summary of Significant Accounting Policies

(a) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as well as of revenue and expenses, at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash Equivalents

The Company classifies all highly liquid debt instruments with original maturities of 90 days or less as cash equivalents.

(c) Securities

Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable (fail to deliver) and payable (fail to receive) for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Securities owned are recorded at fair value with unrealized gains or losses recognized in earnings within principal transactions.

(d) Property and Equipment

Property and equipment includes furniture, computer software and equipment, and leasehold improvements and is recorded at cost less accumulated depreciation and amortization. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful

lives of the related assets. Leasehold improvements are amortized over the lesser of the asset life or the term of the lease.

(e) ***Principal Transactions***

Principal transaction revenue is generated from the difference between the price paid to buy securities and the amount received from the sale of the securities. The Company typically acts as the principal in these transactions and does not receive a fee or commission for providing order execution services.

(f) ***Commissions***

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(g) ***Income Taxes***

The Company files consolidated federal and state income tax returns with the Bank. The Company calculates its income tax expense or benefit, and settles the current amount payable to or receivable from the Bank as if it files a separate tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations for the period that includes the enactment date.

(3) Qualified Securities Segregated under Federal Regulations

Rule 15c3-3 under the Securities Exchange Act of 1934 specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the rule. At December 31, 2004 and 2003, the Company had qualified securities (U.S. government agencies) with a fair value of approximately $149,000 and $401,000, respectively, in a special reserve account. In addition, the Company had cash of $87,576 and $141,860 segregated in a special reserve back account for the benefit of customers at December 31, 2004 and 2003, respectively.

(Continued)

(4) Securities Owned

The Company's securities owned at December 31, 2004 and 2003 are as follows:

	2004	2003
U.S. government agencies	$ 3,730,412	2,749,169
Commercial paper	—	1,198,372
	$ 3,730,412	3,947,541

(5) Property and Equipment, Net

Property and equipment, net consists of the following at December 31, 2004 and 2003:

	2004	2003	Estimated useful lives (in years)
Equipment	$ 133,657	121,496	3 – 5
Furniture	129,069	71,330	3 – 5
Leasehold improvements	230,825	10,930	20
	493,551	203,756	
Less accumulated depreciation and amortization	(154,365)	(111,939)	
	$ 339,186	91,817	

(6) Related-Party Transactions

Included in the statements of financial condition are amounts due from/to related parties as follows:

	2004	2003
Assets:		
Cash and cash equivalents	$ 1,190,994	643,853
Cash segregated under federal regulations	87,576	141,860
Liabilities and stockholder's equity:		
Income tax payable to parent	649,916	436,143
Subordinated borrowings	2,000,000	2,000,000

The Company maintains its cash with the Bank. At times, such amounts may be in excess of the insured limits of the Federal Deposit Insurance Corporation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Bank extends credits to the Company's customers, subject to various regulatory and

internal margin requirements, collateralized by cash and securities in the customers' accounts. The Bank earns interest income and fees from these products. Total margin loans recorded by the Bank amount to approximately $13.6 million and $9.8 million as of December 31, 2004 and 2003, respectively.

Related-party transactions included in the Company's results of operations for the years ended December 31, 2004 and 2003 are summarized as follows:

		2004	2003
Expenses:			
Interest	$	27,222	27,819
Management fees (included in other expenses)		60,000	60,000
Rent (included in occupancy and equipment)		57,776	—

(7) Commitments

The Company leases office premises under a noncancelable operating lease agreement with a related party which expires in 2014. The lease agreement contains two five-year extensions which management expects to utilize, but are not included in the minimum lease payment table. Future minimum lease payments under this lease as of December 31, 2004 are as follows:

Year ending December 31:		
2005	$	61,709
2006		61,709
2007		61,709
2008		61,709
2009		61,709
Thereafter		251,978
	$	560,523

Rental expense amounted to approximately $76,000 and $72,000 for the years ended December 31, 2004 and 2003, respectively.

(8) Subordinated Debt

The borrowings under subordination debt agreements at December 31, 2004 and 2003, represents notes with the Bank at the federal funds rate (2.25% at December 31, 2004 and 1.0% at December 31, 2003), maturing 2007.

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(9) Employee Benefit Plan

The Bank has a 401(k) benefit plan (the Plan) covering substantially all of the Company's employees.

(Continued)

Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. In addition, employees who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant. The Company matches 100% of each participant's contribution up to a maximum of 10% of their annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second month through completion of the seventh year of employment.

The Company contributed approximately $47,000 and $26,000 to the Plan in 2004 and 2003, respectively.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2004 and 2003, the Company had net capital of approximately $5,468,000 and $4,528,000, respectively, which is approximately $5,218,000 and $4,278,000, respectively, in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 and 2003 is 0.19 to 1 and 0.20 to 1, respectively.

(11) Financial Instruments with Off–Balance Sheet and Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance–sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counterparties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in concentrations of credit risk. To mitigate this credit risk, the Company has established credit review policies to monitor its transactions with, and balance due from, these broker-dealers and customers. In addition, the Company monitors the market value of collateral held and securities receivable from others. It is the policy of the Company to request and obtain additional collateral when an exposure to a significant loss exists.

The Company may be required, in the event of the nondelivery of customers securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market. Purchases at costs exceeding the amount owed may result in losses not reflected in the accompanying financial statements.

(Continued)

(12) Income Taxes

Income tax expense reflected in the statements of operations for the years ended December 31, 2004 and 2003 consists of:

		2004	2003
Current tax expense:			
U.S. federal	$	554,925	562,781
State and local		94,991	96,337
		649,916	659,118
Deferred tax expense:			
U.S. federal		43,423	6,335
State and local		7,432	1,086
		50,855	7,421
Total income tax expense	$	700,771	666,539

The difference between total "expected" income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes) for the years ended December 31, 2004 and 2003 and the reported income taxes is as follows:

		2004	2003
Federal income taxes at statutory tax rates	$	632,713	600,335
State income taxes, net of related federal benefit		67,599	64,299
Nondeductible expenses		459	1,905
Total tax expense	$	700,771	666,539

(Continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

		2004	2003
Deferred tax asset:			
Start-up expenses	$	15,188	23,216
Total gross deferred tax asset		15,188	23,216
Less valuation allowance		—	—
		15,188	23,216
Deferred tax liabilities:			
Property and equipment		46,712	3,885
Total gross deferred tax liabilities		46,712	3,885
Net deferred tax (liability) asset	$	(31,524)	19,331

There was no valuation allowance recorded for deferred tax assets as of December 31, 2004 and 2003. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Schedule I

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2004

Computation of Net Capital

Total stockholder's equity			$	3,867,324
Subordinated debt				2,000,000
Total capital and allowable subordinated debt				5,867,324
Deductions and/or charges:				
Nonallowable assets:				
Property and equipment	$	339,186		
Other assets		47,003		386,189
Net capital before haircuts on securities positions				5,481,135
Haircuts on securities				13,625
Net capital			$	5,467,510

Computation of Aggregate Indebtedness

Items included in statement of financial condition:		
Income tax payable to parent	$	649,916
Due to broker – failed to receive		164,346
Payable to customers		850
Accrued expenses and other liabilities		179,199
Deferred tax liability		31,524
Total aggregate indebtedness	$	1,025,835

Computation of Basic Net Capital Requirement

Minimum net capital required – 6 2/3% of total aggregate indebtedness	$	68,392
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of above)		250,000
Excess net capital		5,217,510
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		5,364,926
Ratio of aggregate indebtedness to net capital		.19 to 1

Note – See Schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule II

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Reconciliation of Computation of Net Capital Pursuant to Uniform Net Capital
Rule 15c3-1 to the Company's Corresponding
Unaudited Form X-17A-5, Part IIA Filing

December 31, 2004

		Net capital
Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing	$	6,241,992
Adjustment related to income taxes		(700,771)
Adjustment to allowable assets		(73,711)
Net capital calculation pursuant to Rule 15c3-1	$	5,467,510

See accompanying independent auditors' report.

Schedule III

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities Exchange Act of 1934

December 31, 2004

Credit Balances		
Customers' securities failed to receive	$	164,346
Credit balances in firm accounts which are attributable to principal sales to customers		98,656
Total credit items	$	263,002
Debit Balances		
Customers' securities failed to deliver	$	—
Total debit items	$	—
Reserve Computation		
Excess of total credits over total debits	$	263,002
Required deposit (105% of excess)	$	276,152
Amount held on deposit in "Reserve Bank Account" as of December 31, 2004		149,208
Amount on deposit, including value of qualified securities (date of deposit: January 5, 2005)		149,208
Amount on withdrawal		—
Net amount in Reserve Bank Account after adding deposit and subtracting withdrawal	$	298,416

No differences exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

Schedule IV

E.S. FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Espirito Santo Bank)

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2004

Customers' fully paid securities and excess margin securities not in the respondents possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the timeframes specified under Rule 15c3-3).	$	—
Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	—

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Stockholder and Board of Directors
E.S. Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of E.S. Financial Services, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to access whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 11, 2005